                                                  SECURITIES AND EXCHANGE COMMISSION
                                                        Washington, D.C. 20549

                                                              SCHEDULE TO
                                                           (Amendment No. 3)
                                       Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                                                of the Securities Exchange Act of 1934

                                                         DIGITAL IMPACT, INC.
                                                  (Name of Subject Company (Issuer))

                                                        ADAM MERGER CORPORATION
                                                     a wholly-owned subsidiary of

                                                          ACXIOM CORPORATION
                                                 (Names of Filing Persons (Offerors))

                                               COMMON STOCK, PAR VALUE $0.001 PER SHARE
                                                    (Title of Class of Securities)

                                                              25385G 10 6
                                                 (CUSIP Number of Class of Securities)

                                                            Jerry C. Jones
                                                          Acxiom Corporation
                                                          #1 Information Way
                                                            P. O. Box 8180
                                                      Little Rock, Arkansas 72203
                                                       Telephone: (501) 342-1000
                                                (Name, address and telephone number of
                                                 person authorized to receive notices
                                            and communications on behalf of filing persons)

                                                            With a copy to:
                                                        John P. Fletcher, Esq.
                                                        Goodloe M. Partee, Esq.
                                                            Kutak Rock LLP
                                                         425 W. Capitol Avenue
                                                              Suite 1100
                                                      Little Rock, Arkansas 72201
                                                       Telephone: (501) 975-3000

                                                       CALCULATION OF FILING FEE

         Transaction Valuation (1)                                                              Amount of Filing Fee (2)
         -------------------------                                                              ------------------------

               $151,330,102                                                                              $17,812

(1)      Estimated for purposes of calculating the filing fee only. The transaction valuation assumes the purchase of 37,237,172 shares of common stock of Digital Impact, Inc. (based on shares outstanding as of March 23, 2005) at a purchase price of $3.50 per share. The transaction value also includes the offer price of $3.50 per share multiplied by 6,000,000, the estimated number of outstanding options to purchase shares of common stock of Digital Impact, Inc. with an exercise price of less than or equal to $3.50 per share.

(2)      The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934,
as amended, and equals 0.00011770 of the transaction valuation based on Fee Rate Advisory #6 for Fiscal Year 2005 issued by the
Securities and Exchange Commission on December 9, 2004.

|X|      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:         $17,812                  Filing Party:   Acxiom Corporation
Form or Registration No.:       Schedule TO-T            Date Filed:     April 1, 2005

|_|      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         |X|      third-party tender offer subject to Rule 14d-1.

         |_|      issuer tender offer subject to Rule 13e-4.

         |_|      going-private transaction subject to Rule 13e-3.

         |_|      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                                                    AMENDMENT NO. 3 TO SCHEDULE TO

         This Amendment No. 3 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Statement"),
originally filed with the Securities and Exchange Commission on April 1, 2005, and amended on April 12, 2005 and April 15, 2005, by
Adam Merger Corporation, a Delaware corporation (the "Purchaser") and wholly-owned subsidiary of Acxiom Corporation, a Delaware corporation ("Acxiom"), and Acxiom, relating to a tender offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share, of Digital Impact, Inc., a Delaware corporation, including the associated preferred stock purchase rights (together with the Common Stock, the "Shares"), for a purchase price of $3.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 1, 2005 (as amended, the "Offer"), and in the related Letter of Transmittal, copies of which are filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) to the
Statement, respectively.

Item 8.  Interest in Securities of the Subject Company

Item 11.  Additional Information

Items 8 and 11 of the Schedule TO are hereby amended to include the following:

         At 12:00 midnight, New York City time, on Thursday, April 28, 2005, the Offer expired. The depositary for the Offer,
EquiServe Trust Company, N.A., has advised Acxiom that, as of the expiration of the initial Offer period, 28,104,957 Shares, representing approximately 72.62% of the outstanding Shares, were validly tendered and not withdrawn pursuant to the Offer.  In addition, notices of guaranteed delivery were received with respect to an additional 7,843,158 Shares, which, together with the
Shares validly tendered and not withdrawn pursuant to the Offer, represent approximately 92.9% of the outstanding Shares.  All validly tendered Shares have been accepted for purchase in accordance with the terms of the tender offer and payment will be made promptly.

         On April 29, 2005, Purchaser, commenced a subsequent offering period for all remaining untendered Shares.  The subsequent offering period will expire at 5:00 p.m., New York City time, on May 5, 2005.  Purchaser will immediately accept all Shares properly tendered, as they are tendered, during the subsequent offering period and will pay the tendering shareholders promptly after acceptance.  The same price offered in the original offer period of $3.50 per Share will be paid during the subsequent offering period. The subsequent offer is on the same terms and subject to the same conditions set forth in the Offer to Purchase, dated April
1, 2005 and amended on April 12, 2005 and April 15, 2005, and the Letter of Transmittal enclosed therewith, except that Shares tendered during the subsequent offering period may not be withdrawn.

         On April 29, 2005 Acxiom issued a press release announcing the results of the Offer as of the expiration of the initial
Offer period and the commencement of a subsequent offer period until 5:00 p.m., New York City time, on May 5, 2005. The full text of the press release is filed as Exhibit (a)(1)(J) hereto and is incorporated by reference herein.

Item 12.  Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

(a)(1)(J)    Press Release issued by Acxiom Corporation on April 29, 2005.

                                                               SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                              ADAM MERGER CORPORATION

                                                              By:      /s/ Jerry C. Jones
                                                                  -------------------------------------------------
                                                              Name:    Jerry C. Jones
                                                              Title:   Vice President/Assistant Secretary

                                                              ACXIOM CORPORATION

                                                              By:      /s/ Jerry C. Jones
                                                                  -------------------------------------------------
                                                              Name:    Jerry C. Jones
                                                              Title:   Business Development/Legal Leader

                                                             Exhibit Index

Exhibit No.                Description

(a)(1)(A)*        Offer to Purchase dated April 1, 2005
(a)(1)(B)*        Letter of Transmittal
(a)(1)(C)*        Notice of Guaranteed Delivery
(a)(1)(D)*        Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)*        Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)*        Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(G)         Press Release issued by Acxiom and the Company on March 28, 2005 (incorporated herein by reference to the pre-commencement Schedule TO filed by Acxiom on March 28, 2005)
(a)(1)(H)*        Summary Advertisement as published in The Wall Street Journal on April 1, 2005
(a)(1)(I)**       Press Release issued by Acxiom on April 12, 2005
(a)(1)(J)+        Press Release issued by Acxiom on April 29, 2005
(b)               Third Amended and Restated Credit Agreement dated as of March 24, 2005 among Acxiom Corporation, the lenders party thereto and Program Chase Bank, N. A. (incorporated by reference to Exhibit 10.2 to Acxiom's Current Report on
                  Form 8-K dated March 29, 2005)
(d)(1)            Agreement and Plan of Merger, dated March 25, 2005, among Acxiom, Purchaser and the Company (incorporated by reference to Exhibit 10.1 to Acxiom's Current Report on Form 8-K dated March 29, 2005)
(d)(2)*           Form of Stockholder Agreement, dated March 25, 2005, between Acxiom and certain stockholders of the Company
(d)(3)*           Confidentiality Agreement, dated March 9, 2005, between Acxiom and the Company
(d)(4)            Amendment No. 1 to Preferred Stock Rights Agreement dated as of March 24, 2005, by and between the Company and
                  Computershare Investor Services LLC. (incorporated herein by reference to Exhibit 4.3 to the Company's
                  Registration Statement on Form 8A/A dated March 28, 2005)
(d)(5)*           Employment Agreement, dated March 25, 2005, between William Park and Acxiom
(d)(6)*           Employment Agreement, dated March 25, 2005, between Gerardo Capiel and Acxiom
(d)(7)*           Employment Agreement, dated March 25, 2005, between Kevin Johnson and Acxiom
(g)               Not applicable
(h)               Not applicable

*      Incorporated herein by reference to the Schedule TO filed by Adam Merger Corporation and Acxiom Corporation on April 1, 2005.
**     Incorporated by reference from Amendment No. 1 to the Schedule TO filed by Adam Merger Corporation and Acxiom Corporation on
       April 12, 2005.
+      Filed herein

[ACXIOM® LOGO]
                                                                                                                  Exhibit (a)(1)(J)

                                                                                                          Acxiom Financial Contact:
                                                                                                                    Robert S. Bloom
                                                                                                         Financial Relations Leader
                                                                                                                       501.342.1321

                                                                                                              Acxiom Media Contact:
                                                                                                                        Dale Ingram
                                                                                                                       501.252.4346
                                                                                                                      pr@acxiom.com

                                               ACXIOM® ASSUMES CONTROL OF DIGITAL IMPACT;
                                                  ANNOUNCES SUBSEQUENT OFERING PERIOD

         LITTLE ROCK, AR - April 29, 2005 - Acxiom Corporation (Nasdaq: ACXM) announced today the expiration of the initial offer period for the offer to purchase all outstanding shares of common stock, par value $0.001 per share, of Digital Impact, Inc.
(Nasdaq: DIGI) for a purchase price of $3.50 per share, net to the seller in cash. The initial offer period expired at midnight, New
York City time, on April 28, 2005.

         The depositary for the offer, EquiServe Trust Company, N.A., has advised Acxiom that, as of the expiration of the initial offer period, 28,104,957 shares of common stock of Digital Impact, Inc., representing approximately 72.62% of the outstanding shares, were validly tendered and not withdrawn pursuant to the offer.  In addition, notices of guaranteed delivery were received with respect to an additional 7,843,158 shares, which, together with the shares validly tendered and not withdrawn pursuant to the offer, represent approximately 92.9% of the outstanding shares of Digital Impact, Inc.  All validly tendered shares have been accepted for purchase in accordance with the terms of the tender offer and payment will be made promptly.

         Acxiom's wholly-owned subsidiary, Adam Merger Corporation, hereby commences a subsequent offering period for all remaining untendered shares of Digital Impact, Inc.  The subsequent offering period will expire at 5:00 p.m., New York City time, on May 5,
2005.  Adam Merger Corporation will immediately accept all shares of common stock of Digital Impact, Inc. properly tendered, as they are tendered, during the subsequent offering period and will pay the tendering shareholders promptly after acceptance.  The same price offered in the original offer period of $3.50 per share will be paid during the subsequent offering period.  The subsequent offer is on the same terms and subject to the same conditions set forth in the Offer to Purchase, dated April 1, 2005 and amended on
April 12, 2005 and April 15, 2005, and the Letter of Transmittal enclosed therewith, except that shares tendered during the subsequent offering period may not be withdrawn.

         Acxiom expects to complete the merger of Adam Merger Corporation into Digital Impact, Inc. after expiration of the subsequent offering period.  The subsequent offering period will permit all stockholders who did not tender shares in the initial offering period to obtain the $3.50 per share offer price for their shares prior to consummation of the second-step merger.

         Acxiom will immediately designate three representatives to serve on the board of directors of Digital Impact, Inc. to replace Digital Impact board members who have resigned, giving Acxiom majority board representation.  Two of the current board members of Digital Impact, Inc. will remain on the board.
About Acxiom Corporation

         Acxiom Corporation integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom's innovative solutions are
Customer Data Integration (CDI) technology, data, database services, IT outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States and
Europe, and in Australia and China. For more information, visit www.acxiom.com.

Acxiom is a registered trademark of Acxiom Corporation.

Important Information Regarding the Tender Offer

         This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Digital Impact, Inc.
The tender offer is being made pursuant to a tender offer statement and related materials.  Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release, because they contain important information.  The tender offer statement by Acxiom was filed on
April 1, 2005 with the Securities and Exchange Commission (SEC) and amended on April 12, 2005 and April 15, 2005.  The solicitation/recommendation statement by Digital Impact was filed on April 1, 2005 with the SEC and amended on April 19, 2005 and
April 27, 2005.  Investors and security holders may obtain a free copy of these statements and other documents filed by Acxiom and
Digital Impact at the SEC's Web site at www.sec.gov.  The tender offer statement and related materials may be obtained for free by directing such requests to The Proxy Advisory Group of Strategic Stock Surveillance, L.L.C., 331 Madison Avenue, 12th Floor, New
York, NY 10017, or by calling toll free (866) 657-8728.

DISCLAIMER: The information contained in this item was current as of the date of original publication, but may not still be current.
Some of the information may have been "forward-looking" based upon then current expectations, forecasts, and assumptions that involved risks and uncertainties that could cause actual outcomes and results to differ materially.  We disclaim any intention or obligation to update or revise this information (including any forward-looking information), whether as a result of new information, future events, or otherwise.